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                                                         UNITED STATES
                                              SECURITIES AND EXCHANGE COMMISSION
                                                    Washington, D.C.  20549

                                                          FORM 12b-25

                                                  NOTIFICATION OF LATE FILING

(Check One)            [X] Form 10-KSB         [  ] Form 11-K       [  ] Form 10-Q       [  ] Form N-SAR

         For the Period Ended:                 December 31, 1995
         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR
         For the Transition Period Ended:

                         Read Instruction (on back page) Before Preparing Form.  Please Print or Type:
          Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

MEDCROSS, INC.
Full Name of Registrant


Former Name if Applicable

3227 Bennet Street North
Address of Principal Executive Office (Street and Number)

St. Petersburg, Florida  33713
City, State, and Zip Code

PART II - RULES 12b-25 AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

                (a)The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
  [XX]          (b)The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,
                   11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on
                   Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
                (c)The accountant's statement or other exhibit required by Rule 12B-25(c) has been attached if applicable.
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PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.  (Attach extra sheets if needed)

See Attached Exhibit A

PART IV - OTHER INFORMATION

(1)      Name and telephone number of person to contact in regard to this notification.

              Stephanie E. Giallourakis                             (813)                         521-1793
                       (Name)                                   (Area Code)                (Telephone Number)

(2)      Have all other periodic reports required under Section 13 of 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed?  If answer
         is no, identify report(s).                                                                         [XX] Yes  [  ] No

(3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or position thereof?                                                                        [  ] Yes  [XX] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                                                         MEDCROSS, INC.
                                         (Name of Registrant as Specified in Charter)

             has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:             March 29, 1996                             By:    /s/ Henry Y. L. Toh
                                                                    Henry Y.L. Toh, President/CEO/Acting CFO

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                                           ATTENTION
          Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

                                                     GENERAL INSTRUCTIONS

1.       This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the
         Securities Exchange Act of 1934.
2.       One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the
         General Rules and Regulations under the Act.  The information contained in or filed with this form will be made a matter of public record in the Commission file.
3.       A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4.       Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished.  The form shall be clearly identified as an amended notification.
5.       Electronic Filers.  This form shall not be used by electronic filers unable to timely report a report solely due to electronic difficulties.  Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) or Regulation S-T.

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                                   EXHIBIT A
PART III - NARRATIVE

The audit of the financial statements of Medcross, Inc (the "Registrant") will not be completed by March 30, 1996, the last day for a timely filing of its Annual Report on Form 10-KSB for the fiscal year ended December 31, 1995, pursuant to Rule O-3 of the General Rules and Regulations under the Securities Exchange Act of 1934.

The Registrant was unable to compile additional information required by the auditors for complete and accurate disclosure as required by Form 10-KSB and Regulation S-B with sufficient time for the auditors to audit the information and issue their audit report.  This delay in completing the audit of the financial statements affected the Registrant's ability to complete other required disclosures in the Form 10-KSB.

The information required by the auditors to enable them to issue their report could not be obtained without unreasonable effort or expense.  The Registrant undertakes to file its Form 10-KSB no later than the fifteenth day following the due date.

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